Exhibit 99.1

NYSE-A: ROY	NR 10-01
TSX: IRC	February 12, 2010

IRC ANNOUNCES THAT IT WILL DELIST FROM THE NYSE AMEX AND DEREGISTER FROM THE U.S. SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH ITS TRANSACTION WITH ROYAL GOLD

DENVER, COLORADO – February 12, 2010 – International Royalty Corporation (NYSE-A: ROY, TSX: IRC) (the "Company" or “IRC”) announced today that it will delist its common shares (“Common Shares”) from the NYSE Amex stock exchange in connection with the previously announced transaction with Royal Gold, Inc. (NASDAQ: RGLD; TSX:RGL) (“Royal Gold”), pursuant to which Royal Gold will acquire, directly or indirectly, by way of a court-approved plan of arrangement (the “Arrangement”), all of the issued and outstanding common shares of IRC, which is anticipated to occur on or about February 22, 2010. Following the delisting of its Common Shares from the NYSE Amex, which is expected to be completed on March 5, 2010, IRC will take the necessary steps to deregister from the U.S. Securities and Exchange Commission and to cease reporting under the Securities Exchange Act of 1934, as amended.

IRC has provided written notice today to the NYSE Amex of the anticipated closing date of the Arrangement and requested NYSE Amex to file a Form 25 “Notification of Removal from Listing and/or Registration under Section 12(b) of the Securities Exchange Act of 1934” with the SEC within a reasonable time after the Company has provided evidence of the closing. IRC anticipates that NYSE Amex will make this filing on or about February 23, 2010 and expects the filing to be effective on or about March 5, 2010. IRC intends to file a Form 15 “Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports under Sections 13 and 15(d) of the Securities Exchange Act of 1934” with the SEC in order to deregister from the SEC. Upon the filing of the Form 15, the obligation of IRC to file periodic reports with the SEC under the Exchange Act will be suspended immediately. The deregistration will be effective 90 days after the filing, unless the Form 15 is earlier withdrawn by IRC or denied by the SEC. IRC reserves the right to delay or withdraw the filings of the Forms 25 and 15 for any reason prior to their effectiveness.

The decision by IRC to seek a delisting of its Common Shares from the NYSE Amex and a deregistration from the SEC is due to the anticipated closing of the previously announced Arrangement. IRC has not arranged for the listing and/or registration of its Common Shares on another national securities exchange or for quotation of its Common Shares in any other quotation medium following the delisting from the NYSE Amex, because it anticipates that Royal Gold will be the sole owner of all of the equity securities of IRC.

International Royalty Corporation

IRC is a global mineral royalty company. IRC holds 85 royalties including an effective 2.7% NSR on the Voisey's Bay mine, a sliding scale NSR on the Chilean portion of the Pascua-Lama project, a 1.5% NSR on the Las Cruces project and a 1.5% NSR on approximately 3.0 million acres of gold lands in Western Australia. IRC is senior listed on the Toronto Stock Exchange (TSX:IRC) as well as the NYSE Amex (NYSE-A:ROY).

On behalf of the Board of Directors,
INTERNATIONAL ROYALTY CORPORATION

Douglas B. Silver
Chairman and CEO

For further information please contact:
Jack Perkins, Director of Investor Relations: (303) 991-9500
Douglas B. Silver, Chairman and CEO: (303) 799-9020
info@internationalroyalty.com
www.internationalroyalty.com

Renmark Financial Communications Inc.
Barbara Komorowski : bkomorowski@renmarkfinancial.com
Tel.: 514-939-3989
Fax: 514-939-3717
www.renmarkfinancial.com

Cautionary Statement Regarding Forward-Looking Statements

Some of the statements contained in this release are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, such as statements regarding delisting of the Company's common shares from NYSE Amex, deregistering from the U.S. Securities and Exchange Commission and ceasing reporting under the Securities Exchange Act of 1934. In certain cases, forward-looking statements can be identified by the use of words or phrases such as “plans”, “expects”, “anticipates”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, or “does not anticipate”, or “believes” or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements inherently involve unknown risks, uncertainties, assumptions and other factors well beyond IRC’s ability to control or predict, including, without limitation, the risk that the Arrangement may not be completed or, if the Arrangement is completed, uncertainties regarding the combinationof IRC and Royal Gold and the ability to realize growth opportunities. Actual results and developments may differ materially from those contemplated by such forward-looking statements depending on certain factors. IRC’s forward-looking statements in this release are based on certain assumptions. Any forward-looking statements included in this release represent IRC’s views as of the date of this release. While IRC anticipates that subsequent events and developments may cause IRC’s views to change, IRC specifically disclaims any obligation to update these forward-looking statements unless required by law. These forward-looking statements should not be relied upon as representing IRC’s views as of any date subsequent to the date of this release. Accordingly, readers should not place undue reliance on any forward-looking statements.